 Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

December 12, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Media Note viz. “Dr. Reddy’s Laboratories announces Science-Based Net Zero Climate Targets”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	Aishwarya Sitharam aishwaryasitharam@drreddys.com	priya K PRIYAK@drreddys.com

Dr. Reddy’s Laboratories Announces Science-Based Net Zero Climate Targets

Hyderabad India; December 12, 2025– Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), today announced its Net Zero with near-term and long-term science-based emissions reduction targets, approved by the Science Based Targets initiative (SBTi).

Dr. Reddy’s commits to achieving Net Zero greenhouse gas emissions across its value chain by FY2045. In the near term, the company commits to reduce absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 80%, and Scope 3 emissions by 51.6% per INR value added by FY2030, using FY2023 as the base year. In the long term, it commits to reducing absolute Scope 1, 2, and 3 emissions by 90% by FY2045, again from the FY2023 baseline. Dr. Reddy’s is the only company in India’s pharmaceutical sector to commit to a science-based Net Zero target by FY2045.

In October 2020, Dr. Reddy’s announced its near-term SBTi targets. Based on its current progress and in line with its continued commitment to sustainability, the company has now revised its goals to Net Zero, with both near-term and long-term targets, in accordance with the latest SBTi Framework.

Sanjay Sharma, Global Head Operations and Chief Human Resources Officer, Dr. Reddy’s Laboratories said: “As an early adopter of sustainability, we have consistently advanced through thoughtful and impactful climate actions. With a forward-looking vision, we are committed to achieving Net Zero by FY2045, reflecting both ambition and accountability towards our planet. Guided by science-based targets, we strive to align with global climate goals and set the benchmark for the pharmaceutical sector.”

“Additionally, we are on track to achieve coal- and furnace oil–free operations by the end of FY’26, and with 68% of our power in FY’25 sourced from renewables, we are demonstrating the tangible impact of our climate actions on the ground,” added Sanjay.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.